Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

August 27, 2020

VIA KITEWORKS
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc., and NYSE National, Inc. ("NYSE National", and collectively, the "Exchanges").

For Exhibit F, the Exchanges are each filing an updated complete set of forms pertaining to application for membership, participation, or subscription, and application for approval as an a person associated with a member, participant, or subscriber. The forms for each of the Exchanges have been consolidated and streamlined and, as such, some forms that were previously filed are no longer being used and have been removed, and some new forms have been added. The Exchanges note that the 'Session Request Form - Pillar Native Gateway' being filed as part of Exhibit F has been updated to add a new session Type in the drop down menu.

Additionally, the Exchanges realized that the financials for NYSE Arca LLC that were originally submitted on June 23, 2017 and later re-submitted on August 22, 2017 were incorrect. Accordingly, NYSE, NYSE American, NYSE Arca, and NYSE National are filing an update to their previous Exhibit D from that time, with the unconsolidated financial statements for NYSE Arca LLC for the fiscal year 2016. These financials replace in their entirety the financials for NYSE Arca LLC that were originally submitted on June 23, 2017 and later re-submitted on August 22, 2017.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com.

Sincerely,

Martha Redding

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 08/27/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: New York Stock Exchange LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

20012459

3. Provide the applicant's mailing address (if different):

   N/A

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938 (Telephone) 212-656-8101 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/14/05 (b) State/Country of formation: New York

   (c) Statute under which applicant was organized: New York Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 08/27/20 (MM/DD/YY)   New York Stock Exchange LLC (Name of applicant)

By: Martha Redding Digitally signed by Martha Redding Date: 2020.08.27 10:29:15 -04'00' (Signature)   Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________________ (Notary Public)

My Commission expires _______________ County of __________________ State of __________________________

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2017
AUGUST 2017

EXHIBIT D

The unconsolidated financial statements for NYSE Arca LLC, an affiliate of New York Stock Exchange LLC, for the fiscal year 2016 follow.

These financials replace in their entirety the financials that were submitted on June 23, 2017 and later re-submitted on August 22, 2017.

NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,078
Accounts receivable, net of allowance		44,693
Due from Affiliates		256,039
Prepaid expenses and other current assets		1,289
Current assets		303,099
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		70,755
Accumulated depreciation		(30,585)
Property and equipment, net		40,170
NON-CURRENT ASSETS:		
Goodwill		563,001
Other intangibles, net		997,992
Other non-current assets		1,560,993
Assets		1,904,262
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		14,180
Accrued salaries and benefits		3,659
Income Tax Payable		2,928
Deferred revenue		712
SEC Fees Payable		61,055
Current liabilities		82,534
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		407,324
Other non-current liabilities		17,065
Deferred Revenue - Long Term		1,503
Non-current liabilities		425,892
Liabilities		508,426
SHAREHOLDERS EQUITY:		
Additional paid-in capital		6,070
Retained earnings		1,389,766
Equity		1,395,836
Total liabilities and equity	$	1,904,262

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	775,798
Data services fees, net		78,350
Listing Fees		11,763
Other revenues		15,991
Affiliate revenue		2,561
Transaction based expenses		(666,783)
Total revenue		**217,680**
Compensation and benefits		13,986
Professional services		104
Technology and communication		5,047
Rent and occupancy		939
Selling, general and administrative		599
Depreciation and amortization		25,337
Affiliate expense		80,886
Operating expenses		**126,898**
Operating income		**90,782**
Affiliate interest income		2,442
Other expense, net		**2,442**
Pre-tax net income		**93,224**
Income tax expense		40,335
Net income		**52,889**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.